UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
FIRST FREEDOM BANCSHARES, INC.
(Name of Issuer)
FIRST FREEDOM BANCSHARES, INC.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
32027B 10 7
(CUSIP Number of Class of Securities)
Mary Neil Price
Miller & Martin PLLC
150 4th Avenue North, Suite 1200
Nashville, Tennessee 37219
(615) 744-8480
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

*$5,035,610	**$1,007
*	For purposes of calculation of fee only, this amount is based on 594,523 shares (the number of shares of common stock of the Issuer to be converted into Series A Preferred stock or Class A or Class B common stock in the proposed Reclassification) multiplied by $8.47, the book value per share of common stock computed as of June 30, 2008.
**	Determined pursuant to Rule 0-11(b) by multiplying $5,035,610 by 1/50 of 1%.

☐	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Freedom Bancshares, Inc., a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class A and Class B common stock and Series A Preferred Stock. If the transaction is completed, our shareholders of record who hold between 901 and 2,499 shares of common stock will receive shares of Class A common stock, our shareholders holding between 225 and 900 shares of common stock will receive shares of Class B common stock and our shareholders holding 224 shares or less will receive shares of Series A Preferred Stock, all on the basis of one share of Class A common stock, Class B common stock or Series A Preferred Stock for each share of common stock held by such shareholders. Our shareholders of record who hold 2,500 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement filed by First Freedom Bancshares, Inc. pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 29, 2008, as may be amended.
     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. SUMMARY TERM SHEET.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
Reg. M-A 1002
(a)	First Freedom Bancshares, Inc., 1620 West Main Street, Lebanon, Tennessee 37088; (615) 444-1280.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK — Common Stock” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST FREEDOM BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION — Market for Common Stock” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST FREEDOM BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
Reg. M-A 1003(a) through (c)

(a)-(c)	See Item 2(a) above. The filing person is the subject company. First Freedom Bancshares, Inc. is incorporated in the State of Tennessee. During the last five years, First Freedom Bancshares, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of First Freedom Bancshares, Inc.
     Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 1620 West Main Street, Lebanon, Tennessee 37088.

Current Principal Occupation or Employment
Name and Address	and Material Positions Held During the Past Five Years
Director, President & CEO

John Robert Lancaster 753 Old Shannon Road Lebanon, TN 37090	Mr. Lancaster he the President and CEO of First Freedom Bank and First Freedom Bancshares, Inc, and he has worked in the banking industry for 20 years. Before serving as an organizer of First Freedom Bank, he was the Wilson County Chairman with SunTrust Bank. He graduated from the University of Tennessee with a B.S. degree in Business Administration in 1988, and he holds an M.A. degree in Management from Trevecca Nazarene University.

Chairman

Kenneth Cecil Howell 2020 Arlington Road Lebanon, TN 37087	Mr. Howell began a career in the banking industry in 1972, and he has worked with many financial institutions in Middle Tennessee. He holds a B.S. degree in chemistry and mathematics from Middle Tennessee State University. Mr. Howell is also the co-founder of All American Classics of Tennessee (dba Classic Cars Southeast), which sells and restores antique cars.

Director, COO

John High Bradshaw 115 Oak Hill Circle Lebanon, TN 37087	Mr. Bradshaw is the COO of First Freedom Bancshares, Inc. and First Freedom Bank. He has nearly twenty years of banking experience. He earned his finance degree with University of Tennessee, and he holds a Masters of Business Administration from Cumberland University.

Director

Donald Madison Turner PO Box 338 Lebanon, TN 37088-0338	Mr. Turner has over 35 years of restaurant, retail and business experience. He recently retired from Cracker Barrel Old County Store, Inc., in Lebanon, Tennessee, where he held multiple positions, including President and COO. Currently, he is involved in real estate ventures, private investments and other business interests.

Current Principal Occupation or Employment
Name and Address	and Material Positions Held During the Past Five Years
Director

Robert Cameron Woods 203 Vineyard Way Lebanon, TN 37087	Dr. Woods currently practices with the St. Thomas Heart Group. Previously, he served as the Chief of Cardiology at University Medical Center. He graduated from Washington & Lee University in Lexington, Virginia, and earned his medical degree at the Medical College of Virginia in Richmond.

Director

Veronica Rochell Bender 1810 Longview Drive Mt. Juliet, TN 37122	Ms. Bender has over 30 years’ experience as a teacher and principal in the Wilson County School system.

Director

Charles Richard Haskins 922 Phelan Drive Lebanon, TN 37090	Mr. Haskins has been the co-owner of Lebanon Chemical, Inc., a family-owned and operated business, for 40 years. Mr. Haskins has also been in the farming business operating “Triple HHH Farms” for 38 years.

Director

Margaret Ann Dixon 2038 Breckenridge Drive Mt. Juliet, TN 37122	Ms. Dixon has over 30 years’ experience as a realtor, and she is currently an agent with Crye-Leike Realtors, Inc. She is active on the local and national levels of the Association of Realtors.

Director

Jackie Waldon Gaither 1622 Smith Drive Lebanon, TN 37087	Mr. Gaither is the owner and affiliate broker of Cumberland Real Estate & Auction. He is active in the Wilson County Chamber of Commerce.

Director

Matthew Juddson Sellars 1102 Fairways Drive Lebanon, TN 37087	Mr. Sellars is the owner of Sellars Funeral Home and Sellars Cremation Service in Lebanon, Tennessee. He is a native of Mt. Juliet and a licensed Funeral Director and a licensed Embalmer.

Director

Randy Gill Laine 2205 Palmer Road Lebanon, TN 37090	Mr. Laine has worked in the field of Civil Engineering and Development for over 25 years. He is currently a vice-president of The Laine Company, Inc., a family-owned and operated engineering, design, and construction company. Mr. Laine is a licensed Civil Engineer in the State of Tennessee.

Director

Hardie Vaughan Sorrels 2565 Big Spring Road Lebanon, TN 37087	Dr. Sorrels has practiced internal medicine in his hometown of Lebanon, Tennessee since 1989. He earned his B.S. degree from Middle Tennessee State University in 1982, and he graduated from the University of Tennessee Medical School in Memphis in 1986.

Current Principal Occupation or Employment
Name and Address	and Material Positions Held During the Past Five Years
CFO

Mike Wiggington 717 Washington Drive Lebanon, TN 37087	Mr. Wiggington has several years’ experience in the banking and financial industries. Prior to joining First Freedom, he served as the vice-president and senior lending officer for Wilson County with National Bank of Commerce. Mr. Wiggington earned his B.S. in mathematics from Ball State University and his MBA from Vanderbilt University.
     To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. TERMS OF TRANSACTION.
Reg. M-A 1004(a) and (c) through (f)
(a)	The information set forth in the proxy statement under the captions “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction,” “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock,” and “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption ““SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom,” “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock” and “DESCRIPTION OF CAPITAL STOCK — Class A Common Stock, Class B Common Stock and Series A Preferred Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” is hereby incorporated herein by reference.

(b)-(c)	This information is set forth in the proxy statement under the caption “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction” and is incorporated herein by reference.

(e)	Not applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Reg. M-A 1006(b) and (c)(1)-(8)
(b)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation, “ “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom, “ “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom” is hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
Reg. M-A 1013
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “ PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on First Freedom,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First Freedom,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Plans or Proposals,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION
Reg. M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
Reg. M-A 1015
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Transaction” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS - Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Reg. M-A 1007
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Financing of the Reclassification Transaction” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Reg. M-A 1008
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Record and Beneficial Ownership of Common Stock” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK—Transactions Involving Our Securities” is hereby incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Reg. M-A 1012(d) and (e)
(d)	The information set forth in the proxy statement under the captions “SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION — QUESTIONS AND ANSWERS,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “PROPOSALS 1 AND 2. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
Reg. M-A 1010(a) and (b)
(a)	The information set forth in the proxy statement under the captions “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” and “OTHER MATTERS — Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is hereby incorporated herein by reference.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.
ITEM 15. ADDITIONAL INFORMATION.
Reg. M-A 1011(b)
(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.
Reg. M-A 1016
(a)	Definitive Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Opinion of Financial Advisor dated October 24, 2008.**

(d)	Not applicable.

(e)	Definitive Proxy Statement.*

(f)	Definitive Proxy Statement.*

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on October 29, 2008.

**	Included at Appendix E to the Company’s Schedule 14A, filed with the SEC on October 29, 2008.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2008	First Freedom Bancshares, Inc.
/s/ John Lancaster
By: John Lancaster
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Definitive Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Opinion of Financial Advisor dated October 24, 2008.**

(d)	Not applicable.

(e)	Definitive Proxy Statement.*

(f)	Definitive Proxy Statement.*

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on October 29, 2008.

**	Included at Appendix E to the Company’s Schedule 14A, filed with the SEC on October 29, 2008.